SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-15295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TELEDYNE TECHNOLOGIES

INCORPORATED 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TELEDYNE TECHNOLOGIES INCORPORATED

1049 Camino Dos Rios

Thousand Oaks, California 91360-2362

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Teledyne Technologies Incorporated 401(k) Plan

Year Ended December 31, 2011

With Report of Independent Registered Public

Accounting Firm

Teledyne Technologies Incorporated 401(k) Plan

Financial Statements

and Supplemental Schedule

Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Teledyne Technologies Incorporated

As Plan Administrator of the Teledyne Technologies Incorporated 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 27, 2012

Teledyne Technologies Incorporated 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
	(In thousands)
Assets
Investments, at fair value	$469,143	$465,509
Notes receivable from participants	11,043	11,073
Other receivables	55	—

Total assets	480,241	476,582

Liabilities
Other liabilities	178	105

Total liabilities	178	105

Net assets reflecting investments at fair value	480,063	476,477
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(402)	(108)

Net assets available for benefits	$479,661	$476,369

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

(In thousands)

Additions (deductions):
Contributions:
Employee	$31,848
Employer, net of forfeitures	7,473
Rollover	2,462

Total contributions	41,783

Transfers from other plans	2,685
Investment income (loss):
Interest and dividend income	11,845
Net depreciation in fair value of investments	(14,632)

Net investment loss	(2,787)

Interest income from notes receivable from participants	7

Distributions to participants	(38,355)
Administrative and other expenses	(41)

Net increase	3,292
Net assets available for benefits:
Beginning of year	476,369

End of year	$479,661

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

General

The Teledyne Technologies Incorporated 401(k) Plan (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Plan Sponsor) and certain subsidiaries (collectively, Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted and effective on April 1, 2000. For a more complete description of the Plan’s provisions please refer to the Plan document.

Contributions

Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to Internal Revenue Code (the Code) limitations, of their eligible wages and contribute them to the Plan. An employee who first becomes an eligible employee on or after January 1, 2011, shall be deemed to have elected to contribute 3% of eligible wages from each periodic payment of eligible wages unless or until such deemed election is revoked. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. The Company will match 50% of qualifying employee contributions up to a maximum of $1,000 annually for each participant. Employees who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are not subject to the $1,000 maximum matching contribution cap, and instead will have maximum matching contributions of 50% of the first 6% of qualifying employee contributions, provided that total matching contributions do not exceed 3% of the employees’ compensation for any plan year. Employees hired after February 1, 1993, who are members of Local 12 of the United Automobile Aerospace and Agricultural Implement Workers of America and have completed their respective probation periods under the collective bargaining agreement will receive a $250 Company contribution or $375 on or after September 22, 2010, in addition to a Company match of 50% of qualifying employee contributions up to a maximum of $250 annually or $375 on or after September 22, 2010, for each participant. Former employees of the Rockwell Scientific Company hired before January 1, 2008, will receive a Company match of 50% of the first 8% of qualifying employee contributions.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Separate accounts are maintained by the record-keeper for each participant. Each participant may direct their account balance into one or more investment options offered by the Plan or a self-directed brokerage link investment option. The self-directed brokerage link investment option allows the participant to direct contributions to be invested in any investment permitted under the Plan, including mutual funds, common stock and bonds. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.

Vesting

Participants who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan will at all times have a 100% vested interest in their accounts, except for the Company Match Account and all earnings thereon which follows a five-year annual vesting schedule. Former employees of the Rockwell Scientific Company hired before January 1, 2008, will have their Company Match Account and all earnings thereon follow a three-year annual vesting schedule.

Participant Loans

Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.

The Plan has several participant loans that have an initial term of greater than 15 years. These participant loans became part of the Plan in connection with rollover balances from an acquisition of a business made in 2008.

Plan Termination

In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Withdrawals and Distributions

The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2. Additionally, the value of participants’ contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their pre-tax Company matching contributions and all earnings thereon.

Administrative Expenses

The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

Fair Value Disclosures. In January 2010, the Financial Accounting Standards Board (FASB) issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities, and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009, except for (ii) above which is effective for fiscal years beginning after December 15, 2010. Adoption of this guidance did not materially affect the Plan’s financial statements.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement (ASC 820), to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management anticipates that the provisions of ASU 2011-04 will not have a material impact on the Plan’s financial statements.

Valuation of Investments

The Plan’s investments are stated at fair value.

In accordance with U.S. generally accepted accounting principles, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. During 2007, the Plan began to invest in fully benefit-responsive investment contracts through a common collective trust, Fidelity Managed Income Portfolio (MIP). The statements of net assets available for benefits present the fair value of the Fidelity MIP and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Fidelity MIP is based on the net asset value determined by Fidelity Management Trust Company, the trustee of the Plan, and is based on the fair value of the underlying investment contracts and quoted redemption values on the last business day of the Plan’s year-end. The contract value of the Fidelity MIP represents contributions plus earnings, less participant withdrawals and administrative expenses, transacted at the fund’s adjusted net asset value. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the Fidelity MIP.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Fidelity Mutual Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.

Non-Fidelity Mutual Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.

Fidelity Lifecycle Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.

Self-Directed Brokerage Link: Valued at quoted market prices in an active market on the last business day of the Plan year.

Teledyne Technologies Common Stock: The Teledyne Technologies Common Stock Fund is a unitized separate account comprised of common stock of Teledyne Technologies and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The fund is valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds: These funds include both money market funds and the Fidelity MIP. These funds are valued at the net asset value of shares held by the Plan at year-end. The fair value of the Fidelity MIP is based on the fair value of the underlying investment contracts and quoted redemption values of other securities on the last business day of the Plan’s year-end as reported by the issuer of the fund. The fair value of fully-benefit responsive investment contracts included in the Fidelity MIP is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements are categorized using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2011 and 2010, respectively (in thousands):

	Level 1	Level 2	Level 3	Total
2011
Description of investment
Mutual funds:
Blended	$102,621	$—	$—	$102,621
Bonds	87,437	—	—	87,437
Domestic equity	201,709	—	—	201,709
International equity	23,532	—	—	23,532
Brokerage link	10,350	—	—	10,350
Common collective trusts	—	16,275	—	16,275
Teledyne Technologies Incorporated Common Stock Fund	27,219	—	—	27,219

	$452,868	$16,275	$—	$469,143

	Level 1	Level 2	Level 3	Total
2010
Description of investment
Mutual funds:
Blended	$98,583	$—	$—	$98,583
Bonds	81,787	—	—	81,787
Domestic equity	211,613	—	—	211,613
International equity	28,380	—	—	28,380
Brokerage link	9,014	—	—	9,014
Common collective trusts	—	13,313	—	13,313
Teledyne Technologies Incorporated Common Stock Fund	22,819	—	—	22,819

	$452,196	$13,313	$—	$465,509

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could have a material effect on participants’ account balances and the amounts reported in the financial statements.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Plan participants can invest their contributions and any Company matching contributions in any or all of the investment programs managed by the Plan’s trustee. The Plan’s investments are held by Fidelity Management Trust Company (Fidelity), the trustee. One of the investment options offered through Fidelity is the Fidelity Brokerage Link Account, which enables a participant to invest in individual common stocks, preferred stocks, mutual funds, corporate bonds, Fidelity funds, and short-term investments as stipulated in the Plan document. The Plan does not guarantee any rates of return or investment results.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010 (in thousands):

	2011	2010
Fidelity Fund K	$49,760	$52,513
Fidelity Growth Company Fund K	37,855	37,819
Fidelity Diversified International Fund	*	28,380
Fidelity Freedom K 2020 Fund	34,944	34,901
Fidelity Retirement Money Market Portfolio	49,147	46,576
Fidelity U.S. Bond Index Fund	38,290	35,211
Teledyne Technologies Incorporated Common Stock	27,219	*
Fidelity Mid-Cap Stock Fund	*	24,013

*	Investment balance represents less than 5% of the Plan’s net assets.

During 2011, the Plan’s investments (including investments purchased, sold, and held during the period) appreciated (depreciated) in fair value as follows (in thousands):

Mutual funds	$(19,529)
Common stock	5,526
Brokerage link (primarily common stock)	(629)

$(14,632)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 30, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5. Parties-in-Interest

During 2011, the Plan invested in mutual funds and common collective trust funds managed by Fidelity. There were no trustee and investment fees paid by the Plan in 2011.

One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 461,348 and 483,252 shares of Teledyne Technologies Incorporated common stock at December 31, 2011 and 2010, respectively.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31
	2011	2010
Net assets available for benefits per the financial statements	$479,661	$476,369
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	402	108

Net assets available for benefits per the Form 5500	$480,063	$476,477

The following is a reconciliation of net increase per the financial statements to net income on the Form 5500 for the year ended December 31, 2011 (in thousands):

Net increase per the financial statements	$3,292
Add: Liability for refund of excess contributions not accrued on the Form 5500	149
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	294
Less: Transfers to the plan separately reported per the Form 5500	(2,685)

Net income per the Form 5500	$1,050

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Subsequent Events

In February 2011, Teledyne acquired DALSA Corporation. In January 2012, net assets of $6.1 million related to a 401(k) of a U.S. based subsidiary of DALSA Corporation were transferred into the Plan.

Supplemental Schedule

Teledyne Technologies Incorporated 401(k) Plan

EIN: 25-1843385     Plan Number: 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(In thousands, except for unit/share information)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Fidelity*	Fidelity Fund K	$49,760
Fidelity*	Growth Company Fund K	37,855
Fidelity*	Value Fund K	15,616
Fidelity*	Capital Appreciation Fund K	12,247
Fidelity*	Diversified International Fund K	23,532
Fidelity*	Mid-Cap Stock Fund K	22,503
Fidelity*	Large Cap Stock Fund	10,885
Fidelity*	Freedom K Income Fund	3,595
Fidelity*	Freedom K 2000 Fund	1,513
Fidelity*	Freedom K 2005 Fund	619
Fidelity*	Freedom K 2010 Fund	11,508
Fidelity*	Freedom K 2015 Fund	8,009
Fidelity*	Freedom K 2020 Fund	34,944
Fidelity*	Freedom K 2025 Fund	9,377
Fidelity*	Freedom K 2030 Fund	22,134
Fidelity*	Freedom K 2035 Fund	3,874
Fidelity*	Freedom K 2040 Fund	4,820
Fidelity*	Freedom K 2045 Fund	1,061
Fidelity*	Freedom K 2050 Fund	1,167
Fidelity*	Retirement Money Market Portfolio	49,147
Fidelity*	Brokerage Link	10,350
Fidelity*	Managed Income Portfolio	16,275
Morgan Stanley Institutional	Small Company Growth Fund	5,915
Wells Fargo Advantage	Small Cap Value Fund	17,529
Van Kampen	Growth & Income A Fund	8,190
Spartan*	U.S. Equity Index	9,280
Spartan*	Extended Market Index	2,732
Spartan*	U.S. Bond Index Fund	38,290
PIMCO	Total Return Adm	7,197
Perkins	Mid-Cap Value	2,000
Teledyne Technologies Incorporated*	Common stock, 461,348 shares	27,219
Participant loans*	With interest rates ranging from 3.25% to 11% and maturity dates through 2036	11,043

		$480,186

*	Party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2012

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN Plan Administrative Committee

By:	/s/ Robyn E. McGowan
Member